SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010
______________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated January 8, 2010 regarding Telefónica de Argentina S.A. Stock Transfer

Telefónica de Argentina S.A.
Buenos Aires, January 8th, 2010

To
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. Stock Transfer

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (“TASA” or the “Company”), domiciled at Av. Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation of the above Stock Exchange.

In this regard, please be informed that Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”) and Telefónica Internacional, S.A. (“TISA”) agreed on the transfer of TASA shares of stock, whereby COINTEL transferred to TISA 2,999,657 Class A book-entry common shares, $0.10 par value each and entitled to a vote per share of the Company, representing about 0.04% of the capital stock and votes of TASA and 2,035,564 American Depositary Receipts (“ADRs”), each of them representative of 40 Class B book-entry common shares, $0.10 par value each and entitled to one vote per share of the Company, representing about 1.17% of the capital stock and votes of TASA.

Hence the Company’s shareholding composition is as follows:

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.:
3,596,126,978 common, book-entry Class “A” shares of stock of $0.10 par value each and entitled to one vote per share, representing 51.49% of the capital stock.

TELEFONICA INTERNACIONAL S.A.
2,999,657 common, book-entry Class “A” shares of stock of $0.10 par value each and entitled to one vote per share, representing 0.04% of the capital stock.
1,128,312,880 common, book-entry Class “B” shares of stock of $0.10 par value each and entitled to one vote per share, representing 16.16% of the capital stock.

TELEFONICA MOVILES ARGENTINA S.A.
768,262,045 common, book-entry Class “A” shares of stock of $0.10 par value each and entitled to one vote per share, representing 11% of the capital stock.
1,296,324,988 common, book-entry Class “B” shares of stock of $0.10 par value each and entitled to one vote per share, representing 18.56% of the capital stock.

TELEFONICA INTERNATIONAL HOLDING B.V.
66,171,964 common, book-entry Class “B” shares of stock of $0.10 par value each and entitled to one vote per share, representing 0.95% of the capital stock.

MINORITY SHAREHOLDERS:
126,001,784 common, book-entry Class “B” shares of stock of $0.10 par value each and entitled to one vote per share, representing 1.80% of the capital stock.

Yours sincerely, /s/ Santiago Barca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	January 8, 2010	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel